Exhibit 99.1

JPT Launches Broad Spectrum of COVID-19 Peptide Tools for Immune Monitoring, Vaccine & Diagnostics Development

Berlin, Germany, April 22, 2020 (GLOBE NEWSWIRE) – JPT Peptide Technologies (JPT) announces the launch of ready-to-use peptide tools to study and profile the immune response towards SARS-CoV-2 infection. The products include high content Peptide Microarrays covering all proteins of SARS-CoV-2 and structural antigens of SARS-CoV, MERS-CoV, and common cold coronaviruses, PepMixTM Peptide Pools of many SARS-CoV-2 antigens, Epitope Mapping Sets and individual Epitope Peptides.

The recent COVID-19 pandemic has led to a rapidly increased need for high quality peptide tools and services covering the SARS-CoV-2 proteome to gain a deeper understanding of humoral and cellular immunity for vaccine, immunotherapy, and diagnostics developments.

In response to the evolving outbreak, JPT has developed a variety of novel, ready-to-use products for detailed and epitope-resolved detection and monitoring of antigen-specific immune responses.

These products include a high content SARS-CoV-2 Peptide Microarray covering the entire proteome of SARS-CoV-2 and relevant antigens of related coronaviruses such as SARS-CoV, MERS, and common cold for differential serological analysis of COVID-19 cohorts. This peptide microarray will allow determination of specificity and cross reactivity of antibodies of infected individuals, deep B-cell epitope analysis and more. As a complementary product for analysis of antigen specific T-cells, JPT introduced a comprehensive range of PepMixTM Peptide Pools corresponding to full-length structural and non-structural antigens of SARS-CoV-2 and related coronaviruses. For the most relevant antigens used in current vaccine development, JPT also developed Epitope Mapping Peptide Sets (EMPS) consisting of matrix pools and individual peptides for rapid epitope identification.

Holger Wenschuh, Managing Director of JPT stated: “Our peptide tools enable a deep and epitope-resolved evaluation of immune response and complement existing whole antigen-based approaches to study and monitor the immune status of SARS-CoV-2 infected individuals“; and added: “We believe these products will contribute to developing facile approaches, allowing differentiation between infected and healthy individuals, confirmation of immunity, stratification of cohorts with different risk levels and elucidation of cross-reactivity to other coronaviruses and finally acceleration of global efforts to develop a vaccine.”

About JPT Peptide Technologies GmbH

JPT Peptide Technologies GmbH, a wholly owned subsidiary of BioNTech SE, is an ISO 9001:2015 certified research and development partner and innovative service provider for peptide related projects in vaccine & immunotherapy development, proteomics and peptide-based drug discovery. JPT’s key technologies SPOTTM – for ultra-high-throughput peptide synthesis and screening, PepStarTM – for high-content peptide microarrays, PepTrackTM - for flexible peptide library assembly, PepMixTM – for antigen specific T-cell stimulation using peptide pools, and SpikeTideTM/SpikeMixTM – for protein biomarker discovery and quantification accelerate research and development in areas such as vaccine and immunotherapy development, B- and T-cell epitope discovery, peptide lead identification and optimization, and proteomics. For more information, please visit www.jpt.com

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer, infectious diseases and rare diseases. The company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. Its broad portfolio of product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Eli Lilly and Company, Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de

BioNTech forward-looking statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning the availability and use of COVID-19 peptide tools for immune monitoring, vaccine and diagnostics development. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F filed with the SEC on March 31, 2020 which has been filed with the SEC and is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Contact

Media Inquires

Jasmina Alatovic
Senior Manager Global External Communications
+49 (0)6131 9084 1513 or +49 (0)151 1978 1385
Media@biontech.de

Investor Inquires
Sylke Maas, Ph.D.
VP Investor Relations & Business Strategy
+49 (0)6131 9084 1074
Investors@biontech.de

Business and Product Inquiries JPT Peptide Technologies

Dr. Holger Wenschuh

Managing Director, JPT Peptide Technologies GmbH

Volmerstr. 5

12489 Berlin, Germany

T: +49 30 6392 5500

F: +49 30 6392 5501

info@jpt.com

www.jpt.com